

02006910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
FEB 28 2002
354

SEC FILE NUMBER
8-50937

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wittner Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5999 Central Avenue, Suite 3400
(No. and Street)

St. Petersburg, FL 33710
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn A. Woodard (727) 384-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aidman, Piser & Company, P.A.
(Name — if individual, state last, first, middle name)

401 E. Jackson Street, Suite 3400, Tampa, FL 33602
(Address) (City) (State) Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Kathryn A. Woodard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wittner Securities, Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Kathryn A. Woodard
Signature

President
Title

Sharon L. Pawlowski
Notary Public


NOTARY PUBLIC
STATE OF FLORIDA
SHARON L. PAWLOWSKI
COMMISSION # CC745732
EXPIRES JUN 20, 2002
BONDED THROUGH
ADVANTAGE NOTARY OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
DECEMBER 31, 2001 AND 2000

CONTENTS

AIDMAN, PISER
& COMPANY
Certified Public Accountants
& Business Advisors



401 EAST JACKSON STREET, SUITE 3400
TAMPA, FLORIDA 33602

813-222-8555 • FAX 813-222-8560

Independent Auditors' Report

Board of Directors
Wittner Securities, Inc.
St. Petersburg, Florida

We have audited the accompanying statements of financial condition of Wittner Securities, Inc. (a wholly-owned subsidiary of Wittner & Co.) as of December 31, 2001 and 2000, and the related statements of (loss) income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wittner Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our 2001 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

Aidman, Piser & Company, P.A.

January 22, 2002, except for Note 5, as to which the
date is February 1, 2002.
Tampa, Florida


DFK
INTERNATIONAL USA

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$ 3,165	$ 21,886
Investments	3,300	3,300
Prepaid expenses	625	-
Advance to employee	-	1,483
	$ 7,090	$ 26,669

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities	$ -	$ -
Commitments	-	-
Stockholder's equity:		
Common stock, $.01 par value, 1,000,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	23,632	38,632
Accumulated deficit	(16,552)	(11,973)
Total stockholder's equity	7,090	26,669
	$ 7,090	$ 26,669

See notes to financial statements.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
STATEMENTS OF (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues	$ 17,705	$ 95,572
Expenses:		
Bonus	2,570	-
Commissions	4,881	30,690
Dues	461	900
General and administrative	2,050	45,500
Insurance	6,875	2,080
Licenses and permits	150	1,772
Miscellaneous	440	33
Professional fees	3,522	1,325
Rent	1,605	3,852
	22,554	86,152
(Loss) income from operations	(4,849)	9,420
Interest income	270	627
Net (loss) income	($ 4,579)	$ 10,047

See notes to financial statements.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances, January 1, 2000	1,000	$ 10	$ 38,632	($ 22,020)	$ 16,622
Net income for the year	-	-	-	10,047	10,047
Balances, December 31, 2000	1,000	10	38,632	(11,973)	26,669
Net loss for the year	-	-	-	(4,579)	(4,579)
Distribution of capital	-	-	(15,000)	-	(15,000)
Balances, December 31, 2001	1,000	$ 10	$ 23,632	($ 16,552)	$ 7,090

See notes to financial statements.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net (loss) income	($ 4,579)	$ 10,047
Adjustments to reconcile net (loss) income		
to net cash provided by (used in) operating activities:		
Increase in cash resulting from changes in:		
Prepaid expenses	(625)	180
Advance to employee	1,483	(1,483)
Accounts payable and accrued expenses	-	(373)
Total adjustments	858	(1,676)
Net cash (used in) provided by operating activities	(3,721)	8,371
Cash flows from investing activities:		
Purchase of investments	-	(3,300)
Net cash used in investing activities	-	(3,300)
Cash flows from financing activities:		
Distribution of capital	(15,000)	-
Net cash used in financing activities	(15,000)	-
Net (decrease) increase in cash	(18,721)	5,071
Cash, beginning of year	21,886	16,815
Cash, end of year	$ 3,165	$ 21,886

See notes to financial statements.

1. Nature of business and summary of significant accounting policies:

Nature of business:

Wittner Securities, Inc. (the "Company") was incorporated on April 24, 1997 in the State of Florida and was granted its license by the National Association of Securities Dealers ("NASD") to operate as a broker/dealer on December 16, 1998. The Company is engaged primarily as a broker/dealer for variable life insurance products, annuities, and mutual funds.

Investments:

Investments consist of 300 shares of common stock purchased in conjunction with a private placement memorandum issued by the NASD. These securities are not readily tradable (held for investment) and are recorded in the accompanying balance sheets at cost.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company is a wholly-owned Qualified Subchapter S Subsidiary of Wittner & Co. (the "Parent") and is, therefore, not treated as a separate corporation for income tax purposes. All of the Company's income and expenses are treated as those of the Parent for tax purposes and, as such, the Company does not recognize any income tax expense or tax benefits in its financial statements.

Revenue recognition:

The Company recognizes revenue from brokerage commissions upon completion of the related transactions.

2. Status of operations:

The Company's operating activity has been substantially curtailed since May 2001. The Parent is considering various options, including the possible sale of the Company or the sale by the Company of its broker/dealer license. However, no such arrangements have occurred as of January 22, 2002.

3. Major customer information:

During the years ended December 31, 2001 and 2000, the Company generated revenues from certain customers, each of which represented over 10% of total sales (sales to these customers represented 50%, 17% and 14%, respectively, of total 2001 sales and 11% and 10%, respectively, of 2000 sales).

4. Related party transactions:

Expense agreement:

Through April 2001, the Company had an expense agreement with a company affiliated through common ownership whereby the affiliate provides utilities, supplies, telephone, employees and other administrative services for a minimum monthly fee of $500 plus additional charges as deemed necessary. Expenses under this agreement were $2,050 and $45,500 for 2001 and 2000, respectively, and are included as general and administrative expenses in the statements of income (loss).

5. Net capital deficiency:

The Company had a net capital deficiency at December 31, 2001 which was subsequently corrected by a $6,000 infusion of cash capital from the Parent on February 1, 2002.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE I

Net capital

Total stockholder's equity	$ 7,090
Non-allowable assets:	
Investments	(3,300)
Prepaid expenses	(625)
Non-allowable liability	-
Net capital	$ 3,165

Aggregate indebtedness

Total aggregate indebtedness	$ -

Computation of basic net capital requirement

Minimum net capital required based on aggregate indebtedness	$ -
Minimum dollar requirement	$ 5,000
Minimum net capital required	$ 5,000
Net capital deficiency	($ 1,835)
Excess net capital at 1000% (net cap - 10% of AI)	$ -

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE II

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17a-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	7,090
Adjustments:		
Subtract non-allowable assets (investments and prepaid expenses)	(	3,925)
Net capital, as adjusted	$	3,165

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE III

Exemption based on subparagraph k(2)(i) of Rule 15c3-3.

WITTNER SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WITTNER & CO.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE IV

Exemption based on subparagraph k(2)(i) of Rule 15c3-3.

Note: Company does not receive or hold customer securities.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Wittner Securities, Inc.
St. Petersburg, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Wittner Securities, Inc., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters on internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory organizations and agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tampa, Florida
January 22, 2002